

September 23, 2008

<u>Via Facsimile (212) 450-3950 and U.S. Mail</u>

Nicholas A. Kronfeld
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

> **Re:** **YPF S.A.**
> **Schedule 14D-9C filed on July 24, 2008**
> **Schedule 14D-9 filed on Sept. 12, 2008**
> **SEC File No. 5-50107**

Dear Mr. Kronfeld:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. All defined terms used in this letter have the same meaning as in your tender offer materials, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Schedule 14D-9 filed on September 12, 2008

Item 4. The Solicitation or Recommendation

1. The Offer to Purchase filed as exhibit (a)(1)(A)(1) to the Schedule TO-T filed by Petersen Energia Inversora, S.A. and other bidders on September 11, 2008 offers to purchase for cash all outstanding Class A, Class B, Class C and Class D shares held by U.S. persons. Therefore, your recommendation must be addressed to all holders of the subject classes of securities, not the holders of Class D shares only. See Item 1012(a) of Regulation M-A. Please revise.

2. You incorporate by reference in this section a letter to the CNV included as an attachment to a Form 6-K filed with the Commission on May 28, 2008. General Instruction D to Schedule 14D-9 indicates that information incorporated by reference into the Schedule must be listed as an exhibit. In addition, it is not clear whether the report that is also attached to the Form 6-K filed on May 28, 2008 is also being incorporated in response to this Item. We believe that it should be, since it contains information relevant to the Boards' recommendation.

3. Please expand the discussion of the reasons for the Board's recommendation in favor of tendering. For example, explain why the fact that the tender offer is being made in accordance with the Company's by-laws and for cash resulted in the recommendation.

4. We note that the Board lists as one of the reasons for its recommendation in favor of the Offer the fact that "shareholders will receive payment in immediately available funds for all of the ADSs tendered and accepted." However, according to the Offer to Purchase, payment in this Offer may be delayed into 2009 as a result of regulatory review by Argentinian anti-trust authorities. Please revise to explain.

5. In the report of the Board attached to the Form 6-K filed with the Commission on May 28, 2008, you cite the impending divestiture of Company securities by majority holder Repsol as a factor which may be relevant to the Offer. Please expand this section to describe how the Board considered the contemplated sales by Repsol of the Company's securities, and how such actions may impact the tender decision.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions